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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-12911

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AAG Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2211 Ashley Oaks Circle
(No. and Street)

Wesley Chapel	FL	33544
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Guinta _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AAG Capital, Inc _____, as of 3/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____
Gregg Guinta

Digitally signed by Gregg Guinta
Date: 2025.06.27 11:19:41 -04'00'

Title: _____
President

_____
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AAG Capital, Inc.

**Financial Statements and Supplemental Information
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
As of and for the year ended March 31, 2025**

Together with the
Report of Independent Registered Public Accounting Firm

AAG Capital, Inc.
As of and for the year ended March 31, 2025

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
AAG Capital, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AAG Capital, Inc. (the "Company") as of March 31, 2025, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of AAG Capital, Inc. as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as AAG Capital, Inc.'s auditor since 2022.

Hauppauge, New York
June 27, 2025

Nawocki Smith LLP

AAG Capital, Inc.

Statement of Financial Condition
As of March 31, 2025

ASSETS

Cash	$	1,083,940
Prepaid Expenses and other assets		32,993
Accounts Receivable		308,145
TOTAL ASSETS	$	1,425,078

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	406,388
Due to Parent		7,420
TOTAL LIABILITIES	$	413,808

SHAREHOLDER'S EQUITY:

Common Stock		1,000
Additional Paid in Capital		775,270
Retained Earnings		235,000
TOTAL SHAREHOLDER'S EQUITY		1,011,270
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,425,078

The accompanying notes are an integral part of these financial statements.

AAG Capital, Inc.

Statement of Income
As of and for the year ended March 31, 2025

REVENUE:	
Variable Annuities	$ 1,882,351
Private Placements	450,326
Revenue Sharing	211,090
Total Revenue	2,543,767
OPERATING EXPENSES:	
Professional fees	1,459,331
Regulatory fees	68,152
Other expenses	180,783
Salary Expenses	12,000
Total Expenses	1,720,266
NET INCOME	$ 823,502

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholder's Equity
As of and for the year ended March 31, 2025

SHAREHOLDER'S EQUITY, APRIL 1, 2024	$	1,487,768
Capital distribution		(1,300,000)
Net income		823,502
SHAREHOLDER'S EQUITY, March 31, 2025	$	1,011,270

AAG Capital, Inc.

Statement of Cash Flows
As of and for the year ended March 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 823,502
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in operating assets:	
Decrease in prepaid expenses and other assets	19,649
Decrease in accounts receivable	19,209
Net change in operating liabilities:	
Increase in accounts payable and accrued expenses	166,063
Net Cash Provided by Operating Activities	1,028,422
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distribution	(1,300,000)
Cash Used in Financing Activities	(1,300,000)
NET DECREASE IN CASH	(271,578)
CASH AT BEGINNING OF YEAR	1,355,518
CASH AT END OF YEAR	$ 1,083,940

The accompanying notes are an integral part of these financial statements.

AAG Capital, Inc.

Notes to Financial Statements
As of and for the year ended March 31, 2025

1. Organization and Nature of Business

AAG Capital, Inc.(the "Company") is a corporation organized under the laws of the State of Florida.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), The Company is a limited business broker dealer, engaging in selling Variable Annuities, and Private Placements of Securities. Accordingly, the Company is relying on footnote 74 to SEC Release 34-70073, exempting the firm from Rule 15c3-3 of the Securities Exchange Act.

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements have been prepared on the accrual basis of accounting in conformity with accounting principals generally accepted in the United States of America ("US GAAP").

Cash - The Company maintains its cash in a bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits of $250,000. As of March 31, 2025, cash in excess of federally insured limits totaled $833,940.

Estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities. The disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes - The Company has elected "S" corporation status. Therefore. no provision for federal or state taxes are made by the Company. Shareholders of a "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal and state returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general. the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions if any, as part of the income tax provision.

3. Revenue from Contracts with Customers

Revenue Recognition - The Company complies with and account for its revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codifaction ("ASC") 606, Revenues from contracts with customers. The Company recognizes revenue to depict the facilitation of sales of Private Placements and Variable Annuities to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those transactions. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commission Revenue and Execution and Clearing Costs - The Company buys and sells Variable Annuities and Private Placements on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Disaggregation of revenues, for the year ended March 31, 2025, can be found on the accompanying statement of income.

Variable Annuities	$	1,882,351
Private Placements		450,326
Revenue Sharing		211,090
	$	2,543,767

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4. Significant Judgements

Revenue from contracts with customers includes commission income and fees from Variable Annuity and Private Placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, The Company had net capital of $776,133 which was $748,546 in excess of its required net capital of $27,587. The Company's ratio of aggregate indebtedness to net capital was 53%.

6. Indemnifications

In the normal course of its business, The Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, The Company. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Related Party Transactions

The Company and the Parent are party to a written Expense Sharing Agreement ("ESA") under which the Parent agrees to provide services to and pay certain expenses on behalf of the Company. Such services include administrative staff and personnel services. Total expenses paid to the Parent pursuant to the ESA for the period from April 1, 2024 through March 31, 2025 were $24,000 and are included in salary and other expenses on the statement of income. As of March 31, 2025, the Company had a balance of $7,420 due to the Parent.

8. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services (update name of segment) segment are the same as described in the organization and nature of business and summary of significant accounting policies.

9. Commitments and Contingencies

The Company is subject to litigations in the normal course of business. The Company settled and remitted a $100,000 fine to FINRA during the subsequent events period, which also included restitution to customers in the amount of $38,591. The Company does not believe there are any additional pending claims post settlement.

10. Subsequent Events

The Company has performed an evaluation of events, that have occurred subsequent to March 31, 2025, and through the date of this report. There were no subsequent events to report.

AAG Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the year ended March 31, 2025

SCHEDULE I

TOTAL SHAREHOLDER's EQUITY QUALIFIED FOR NET CAPITAL	$	1,011,270
ADDITIONS:		
Allowable credits		106,000
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(341,137)
NET CAPITAL	$	776,133
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	413,808
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	27,587
Excess net capital	$	748,546
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	734,752
Percentage of aggregate indebtedness to net capital		53%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2025 as amended on June 25, 2025.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
AAG Capital, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) AAG Capital, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for brokering variable annuities and private placements for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
June 27, 2025

Nawrocki Smith LLP

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 for the period under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in footnote 74 of SEC Release No. 34-70073; File No S7-23-11.

AAG Capital, Inc.

Rule15c3-3 Exemption
Report March 31, 2025

AAG Capital, Inc., (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company is a non-covered firm and it limits its business activities exclusively to receiving transaction-based compensation for brokering Variable Annuities and Private Placements for clients. The Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts, throughout the most recent year ended March 31, 2025, without exception.

AAG Capital, Inc.

I Gregg Guinta, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Gregg Guinta

President

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